                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                  I-many, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    44973Q103
                                 (CUSIP Number)

                              Steven Wolosky, Esq.
                 Olshan Grundman Frome Rosenzweig & Wolosky LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 2005

             (Date of Event which Requires Filing of this Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box [ ].

     NOTE:  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                              (Page 1 of 13 Pages)
----------------
     *The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 ("Act") or otherwise  subject to the  liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

CUSIP No. 44973Q103                  13D/A                Page 2 of 13 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Ramius Capital Group, LLC
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              OO
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          4,137,121
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          4,137,121
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              4,137,121
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.86%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             IA
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                  13D/A                Page 3 of 13 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               RCG Ambrose Master Fund, Ltd.
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              WC
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          4,137,121
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          4,137,121
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              4,137,121
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.86%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             CO
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                  13D/A                Page 4 of 13 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               RCG Halifax Fund, Ltd.
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              WC
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          4,137,121
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          4,137,121
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              4,137,121
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.86%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             CO
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                  13D/A                Page 5 of 13 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Ramius Securities, L.L.C.
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              WC
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          4,137,121
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          4,137,121
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              4,137,121
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.86%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             BD
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                  13D/A                Page 6 of 13 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               C4S & Co., L.L.C.
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              OO
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          4,137,121
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          4,137,121
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              4,137,121
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.86%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             OO
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                  13D/A                Page 7 of 13 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Peter A. Cohen
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              OO
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          4,137,121
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          4,137,121
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              4,137,121
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.86%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             IN
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                  13D/A                Page 8 of 13 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Morgan B. Stark
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              OO
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          4,137,121
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          4,137,121
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              4,137,121
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.86%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             IN
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                  13D/A                Page 9 of 13 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Thomas W. Strauss
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              OO
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          4,137,121
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          4,137,121
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              4,137,121
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.86%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             IN
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                  13D/A                Page 10 of 13 Pages

________________________________________________________________________________
     (1)       NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS.
               OF ABOVE PERSONS (ENTITIES ONLY)

               Jeffrey M. Solomon
________________________________________________________________________________
     (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
________________________________________________________________________________
     (3)      SEC USE ONLY
________________________________________________________________________________
     (4)      SOURCE OF FUNDS **

              OO
_______________________________________________________________
     (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
________________________________________________________________________________
     (6)      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
________________________________________________________________________________
NUMBER OF         (7)     SOLE VOTING POWER

                          0
SHARES         _________________________________________________________________
BENEFICIALLY      (8)     SHARED VOTING POWER

                          4,137,121
OWNED BY       _________________________________________________________________
EACH              (9)     SOLE DISPOSITIVE POWER

                          0
REPORTING      _________________________________________________________________
PERSON WITH      (10)     SHARED DISPOSITIVE POWER

                          4,137,121
________________________________________________________________________________
     (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED
              BY EACH REPORTING PERSON

              4,137,121
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.86%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **

             IN
________________________________________________________________________________

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                  13D/A                Page 11 of 13 Pages

     This  Amendment No. 2 (this  "Amendment")  amends the statement on Schedule
13D filed on February 9, 2005,  as amended by Amendment  No. 1 filed on February
11, 2005 (the "Schedule 13D") with respect to shares of common stock,  par value
$0.0001 per share (the "Common Stock") of I-many,  Inc., a Delaware  corporation
(the "Company"). Capitalized terms used herein and not otherwise defined in this
Amendment have the meanings set forth in the Schedule 13D. This Amendment amends and restates Item 4 and Item 7 in their entirety as set forth below.

Item 4.     Purpose of the Transaction.

     The Reporting  Persons voted the Shares against the proposed merger between the Company and Selectica,  Inc. based upon the Reporting Persons' belief, among other things, that the merger  consideration was inadequate.  As a result of the termination  of the  merger  agreement,  and the  public  announcement  that the
Company  will pursue its business  development,  depending  upon overall  market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their  position in the Company  through,  among other  things,  the  purchase of
Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above. The Reporting  Persons intend to review their  investment in the Company on a continuing  basis and may engage in discussions  with  management,  the Board of Directors,  shareholders  of the
Company and other  relevant  parties  concerning  the business,  operations  and future plans of the Company.  Depending on various  factors  including,  without limitation,  the Company's  financial position and business strategy,  the price levels of the Shares,  conditions in the securities markets and general economic and  industry  conditions,  the  Reporting  Persons  may in the future take such actions with respect to their investment in the Company as they deem appropriate including,  without  limitation,  seeking Board  representation  or taking other action to effect  changes  in the Board  composition,  making  proposals  to the
Company  concerning  changes  to  the  capitalization,  ownership  structure  or operations of the Company,  purchasing additional Shares, selling some or all of
their  Shares,   engaging  in  short  selling  of  or  any  hedging  or  similar transactions with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 7.  Materials to be Filed as Exhibits.

     There are filed herewith the following Exhibits:

            Exhibit I - Joint  Acquisition  Statement,  as required by Rule 13d-
            1(k) under   the  Securities   Exchange  Act  of  1934,  as  amended
            (previously filed).

            Exhibit II - Power of Attorney (filed herewith).

CUSIP No. 44973Q103                  13D/A                Page 12 of 13 Pages

                                   SIGNATURES

     After reasonable  inquiry and to the best of our knowledge and belief,  the undersigned  certify that the  information  set forth in this statement is true, complete and correct.

Dated: April 4, 2005

RAMIUS CAPITAL GROUP, LLC                   RCG AMBROSE MASTER FUND, LTD.

By: C4S & Co., L.L.C.,                  By: Ramius Capital Group, LLC,
    as Managing Member                          its Investment Advisor

By: /s/ Jeffrey M. Solomon                  By: C4S & Co., L.L.C.,
   -------------------------                    its Managing Member
   Name:  Jeffrey M. Solomon
   Title: Managing Member
                                            By: /s/ Jeffrey M. Solomon
                                                ---------------------------
                                                Name:  Jeffrey M. Solomon
                                                Title: Managing Member

RCG HALIFAX FUND, LTD.                      RAMIUS SECURITIES, L.L.C.

By: Ramius Capital Group, LLC,              By: Ramius Capital Group, LLC,
    its Investment Advisor                      its Managing Member

By: C4S & Co., L.L.C.,                  By: C4S & Co., L.L.C.,
    its Managing Member                         its Managing Member

By: /s/ Jeffrey M. Solomon                  By:  /s/ Jeffrey M. Solomon
   -------------------------                     --------------------------
   Name:  Jeffrey M. Solomon                     Name:  Jeffrey M. Solomon
   Title: Managing Member                        Title: Managing Member

C4S & CO., L.L.C.                       JEFFREY M. SOLOMON

By: /s/ Jeffrey M. Solomon                  /s/ Jeffrey M. Solomon
   -------------------------                -------------------------------
   Name:  Jeffrey M. Solomon                Individually and as attorney-in-fact
   Title: Managing Member                   for Peter A. Cohen, Morgan B. Stark
                                            and  Thomas W. Strauss

CUSIP No. 44973Q103                  13D/A                Page 13 of 13 Pages

                                   EXHIBIT II

                                POWER OF ATTORNEY

            The  undersigned  hereby  appoints Peter A. Cohen,  Morgan B. Stark,
Thomas W. Strauss and Jeffrey M.  Solomon,  or any of them,  his true and lawful attorney-in  fact and agent to execute and file with the Securities and Exchange
Commission  any  Schedule  13D,  Schedule  13G, any  amendments  thereto and any related  documentation  which  may be  required  to be filed  in his  individual
capacity  as  a  result  of  the  undersigned's   beneficial  ownership  of,  or
participation  in a group with  respect to,  securities  directly or  indirectly beneficially  owned by Ramius Capital Group,  LLC or any of its affiliates,  and granting unto said attorney-in-fact and agent full power and authority to do and perform  each and  every  act and  thing  which he might or could do in  person, hereby  ratifying and  confirming all that said  attorney-in-fact  and agent may lawfully  do or cause to be done by virtue  hereof.  The  authority  of Peter A.
Cohen,  Morgan B. Stark,  Thomas W.  Strauss and Jeffrey M.  Solomon,  or any of
them,  under  this  Power  of  Attorney  shall  continue  with  respect  to  the undersigned until the undersigned is no longer required to file Schedule 13Ds or
Schedule 13Gs unless revoked earlier in writing.

Date:   March 11, 2005

                                           /s/ Peter A. Cohen
                                           ------------------------------
                                           Peter A. Cohen

                                           /s/ Morgan B. Stark
                                           ------------------------------
                                           Morgan B. Stark

                                           /s/ Thomas W. Strauss
                                           -----------------------------
                                           Thomas W. Strauss

                                           /s/ Jeffrey M. Solomon
                                           -----------------------------
                                           Jeffrey M. Solomon